UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67693

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intellivest Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1540 Chase Court
(No. and Street)

Riverdale	GA	30296
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel H. Kolber	678-595-9746	dhk562@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel H. Kolber, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intellivest Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President/CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Intellivest Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intellivest Securities, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

February 9, 2024
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

INTELLIVEST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2023

ASSETS	
Cash	$175,346
Accounts receivable	275,000
Prepaid expenses	1,750
Other	2,948
TOTAL ASSETS	$455,044

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$252,261
Income taxes payable	8,200
TOTAL LIABILITIES	260,461
STOCKHOLDER'S EQUITY	
Common stock ($1 par, 200 shares Authorized, 100 shares issued and Outstanding)	100
Paid-in capital	106,060
Retained earnings	88,423
TOTAL STOCKHOLDER'S EQUITY	194,583
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$455,044

See accompanying notes.

INTELLIVEST SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023

REVENUES	
Proceeds from legal settlement	$275,000
TOTAL REVENUES	$275,000
EXPENSES	
Professional Fees	102,953
Other Expenses	18,784
TOTAL EXPENSES	121,737
NET INCOME BEFORE INCOME TAXES	$ 153,263
Income Taxes	8,200
NET INCOME	$145,063

See accompanying notes.

INTELLIVEST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITES:	
Net income	$145,063
Adjustments to reconcile net income to net cash used by operations:	
Increase in accounts receivable	(275,000)
Increase in other assets	(1,182)
Increase in accounts payable and accrued expenses	96,503
Decrease in prepaid expenses	170
Increase in income taxes payable	8,200
Net cash used by operating activities	(26,246)
CASH FLOWS FROM FINANCING ACTIVITES:	
Contributions	14,003
Net cash provided by financing activities	14,003
NET DECREASE IN CASH	(12,243)
CASH BALANCE:	
Beginning of year	$187,589
End of year	$175,346

Supplemental Information:

Non-cash Financing Activity	
Contribution of expenses paid by stockholder	$ 14,003

See accompanying notes.

INTELLIVEST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2023

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	(Accumulated Deficit)/ RETAINED EARNINGS	TOTAL
Balance, December 31, 2022	$100	$92,057	$(56,640)	$35,517
Contributions		14,003		14,003
Net income			145,063	145,063
Balance, December 31, 2023	$100	$106,060	$88,423	$194,583

See accompanying notes.

INTELLIVEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Intellivest Securities, Inc. (the "Company") was incorporated under the laws of the State of Georgia in December 1990, under the name of Atlanta 1996 Advisory Group, Ltd. The Company was granted a name change to Intellivest Securities, Inc. in July 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company's primary business is investment banking services. The Company operates from offices located in Riverdale, Georgia, and its customers are located throughout the United States.

The Company does not maintain customer accounts.

Accounting Policies and Use of Estimates

The Company maintains its accounting records on the accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balance at a high credit quality financial institution which at times may exceed federal insured limits. The Company has not experienced any losses in the account and believes it is not exposed to any significant risks on cash.

Revenue Recognition

The core principle of Revenue from Contracts with Customers (ASC 606) is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation (s); and

- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered to be necessary.

NOTE B - RELATED PARTY TRANSACTIONS

During July 2007, the Company entered into a Lease and Administrative Services Agreement with the sole stockholder of the Company for office space. There were no payments made under this agreement during the year ended December 31, 2023 as the value of the office premises provided was considered de minimis.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, (Rule 15c3-1) which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company's net capital was $5,635, which was $11,729 below its required net capital of $17,364. The ratio of aggregate indebtedness to net capital was 46.22 to 1.00 at December 31, 2023. Management believes that the Company became compliant with its net capital requirement on January 4, 2024, upon collection of accounts receivable in the amount of $275,000.

NOTE D - INCOME TAXES

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for income taxes consists of the following components:

	2023
Current income tax expense	8,200
Deferred income tax benefits	-
Total Provision for Income Taxes	8,200

Income tax expense differs from the amount determined by applying the statutory income tax rate to pretax income primarily due to the realization of approximately $123,000 of net operating loss carryforwards.

As of December 31, 2023, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $294,000. A deferred tax asset from the net operating loss carryforward of approximately $79,000 at December 31, 2023 has been fully reserved as there is less than a 50% probability that it will be realized.

NOTE E - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023 as a defendant.

The Company had an agreement in principle with a law firm that assisted in defending the Company in an arbitration brought forth by two former registered representatives that was resolved in February 2020. The agreement stipulated that the law firm is only entitled to legal fees pertaining to this arbitration in the event that the Company manages to generate net future revenues from former customers that were the subject of the aforementioned arbitration. The amount payable to the law firm pursuant to this agreement is $155,758 and has been included in accounts payable and accrued expenses within the accompanying Statement of Financial Condition.

NOTE F - SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued.

NOTE G – CONCENTRATIONS

All of the Company's revenue recognized during 2023 and all of the Company's accounts receivable at December 31, 2023, pertain to one legal settlement.

INTELLIVEST SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2023

NET CAPITAL:

Total stockholder's equity	$194,583
Less non-allowable assets:	
Accounts receivable, net of related payable	184,250
Prepaid expenses	1,750
Other	2,948
Net capital before haircuts	5,635
Less haircuts	-
Net Capital	5,635
Minimum Net Capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	17,364
Net Capital Deficiency	(11,729)
Aggregate indebtedness	260,461
Ratio of aggregate indebtedness to net capital	46.22 to 1

RECONCILATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2023

There is no significant difference between net capital as reported in Part IIA of the Form X-17a-5, as amended, and net capital as reported above.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023

The Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Intellivest Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Intellivest Securities, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Intellivest Securities, Inc. stated that it conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2023, without exception. and (3) Intellivest Securities, Inc. stated that Intellivest Securities, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Intellivest Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intellivest Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 9, 2024
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

INTELLIVEST SECURITIES, INC.'S EXEMPTION REPORT

We, as members of management of Intellivest Securities, Inc. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2023 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2023 to December 31, 2023 without exception.

Daniel H. Kolber
President and CEO, Intellivest Securities, Inc.
January 11, 2024